UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 3, 2015

OPKO Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33528	75-2402409
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4400 Biscayne Blvd.

Miami, Florida 33137

(Address of principal executive offices) (Zip Code)

(305) 575-4100

Registrant’s telephone number, including area code

Not applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. – Entry into a Material Definitive Agreement.

On June 3, 2015, OPKO Health, Inc., a Delaware corporation (“Company”), Bamboo Acquisition, Inc., a New Jersey corporation and a direct wholly owned subsidiary of the Company (“Sub”), and Bio-Reference Laboratories, Inc., a New Jersey corporation (“BRLI”), entered into an agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Sub will be merged with and into BRLI (the “Merger”) and BRLI will be the surviving corporation and the Company’s wholly owned subsidiary. The Merger is intended to qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), so that none of the Company, BRLI nor any of the BRLI shareholders generally will recognize gain or loss for U.S. federal income tax purposes in the transaction.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of BRLI common stock, par value $0.01 per share (the “BRLI Common Stock”), (other than any shares of BRLI Common Stock (including shares held in treasury by BRLI) held by the Company or any Company subsidiary or BRLI or any BRLI subsidiary) will automatically be converted into and exchanged for the right to receive 2.75 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). No fractional shares of Company Common Stock will be issued in the Merger, and BRLI’s shareholders will receive one share of Company Common Stock in lieu of any fractional shares, after taking into account all of the shares of BRLI Common Stock represented by certificates or book-entries, delivered by such shareholder.

In addition, subject to certain limitations described in the Merger Agreement, each option to purchase shares of BRLI Common Stock will be converted into and become rights with respect to the Company Common Stock and the Company will assume each such option, in accordance with the terms of the applicable option plan and/or stock option agreement. The number of shares of Company Common Stock subject to such options will be equal to the number of shares of BRLI Common Stock subject to such options multiplied by 2.75, rounded down to the nearest whole share. The per share exercise price under each option will be adjusted by dividing the per share exercise price of such option by 2.75 and rounding up to the nearest cent.

The obligations of the Company and BRLI to consummate the Merger are subject to customary conditions, including, but not limited to, (a) obtaining the required approvals of BRLI’s shareholders, (b) termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) the absence of any injunction or similar restraint prohibiting or making illegal consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, (d) the effectiveness of the registration statement in connection with the issuance of Company Common Stock in the Merger, (e) the approval by the New York Stock Exchange with respect to the listing of the shares of Company Common Stock to be issued in the Merger, (f) subject to certain materiality exceptions, the accuracy of the representations and warranties of each party, (g) the performance in all material respects by each party of its obligations under the Merger Agreement (h) receipt by each party of an opinion of counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of the Code and (i) receipt of certain specified third party consents.

Subject to the satisfaction or waiver of the foregoing conditions and the other terms and conditions contained in the Merger Agreement, the transaction is expected to close in the second half of 2015.

The Merger Agreement contains certain termination rights for both the Company and BRLI in certain circumstances, including: (a) by mutual written agreement of the parties; (b) by either party if the Merger is not consummated on or before December 2, 2015, provided that such date will be extended by an additional 90 days under certain circumstances, and provided further that such failure is not principally caused by any breach of the Merger Agreement by the party proposing to terminate; (c) by either party upon a final and nonappealable injunction or similar restraint permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; (d) by either party if BRLI’s shareholders fail to approve the transactions contemplated by the Merger Agreement; (e) by the Company, if (i) BRLI breaches or fails to perform its representations and warranties or covenants in the Merger Agreement and such breach (A) is not capable of being cured or is not cured within 90 days following receipt by BRLI of the Company’s written notice and (B) would result in the failure of a condition to closing being satisfied, (ii) the Board of Directors of BRLI fails to recommend that BRLI’s shareholders approve the Merger Agreement, (iii) there is a Change in Recommendation (as defined in the Merger Agreement) or a Company Intervening Event Change in Recommendation (as defined in the Merger Agreement), (iv) there is a publicly announced Acquisition Proposal (as defined in the Merger Agreement) that is not with respect to a tender offer or exchange offer and the Board of Directors of BRLI fails to publicly reaffirm its recommendation of the Merger Agreement within five business days after the Company so requests in writing, (v) BRLI enters into a written agreement with respect to a Company Acquisition Agreement (as defined in the Merger Agreement), or (vi) BRLI or its Board of Directors publicly announce BRLI’s intention to do any of the foregoing; or (f) by BRLI if (i) the Company breaches or fails to perform its representations and warranties or covenants in the Merger Agreement and such breach (A) is not capable of being cured or is not cured within 90 days following receipt by the Company of BRLI’s written notice and (B) would result in the failure of a condition to closing being satisfied, (ii) there is a Change in Recommendation (but not an Intervening Event Change in Recommendation) or (iii) BRLI enters into a written agreement with respect to a Superior Proposal (as defined in the Merger Agreement).

If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, BRLI will be required to pay the Company a termination fee of $54,000,000 (the “Termination Fee”); however, if the Merger Agreement is terminated due to a Company Intervening Event Change in Recommendation, BRLI will be required to pay the Company $40,500,000 (the “Company Intervening Event Termination Fee”) in lieu of the Termination Fee. Additionally, if the Company terminates the Merger Agreement and receives a Company Intervening Event Termination Fee, and within 12 months after such termination, BRLI enters into a Company Acquisition Agreement or consummates a Company Acquisition Proposal (as defined in the Merger Agreement), then BRLI will pay the Company $13,500,000 in addition to the Company Intervening Event Termination Fee. In addition, under certain circumstances, BRLI would be obligated to reimburse the Company’s out of pocket expenses incurred in connection with the Merger Agreement up to $3,000,000.

BRLI has made customary representations and warranties regarding, among other things: organization, standing and corporate power; authority; capitalization; SEC filings; governmental approvals; absence of undisclosed liabilities; absence of certain changes; tax matters; intellectual property; environmental matters; compliance with laws; labor relations; healthcare regulatory matters; employee benefit plans; accounts receivable; material contracts; legal proceedings; and insurance.

The Company and Sub have made customary representations and warranties regarding, among other things: organization, standing and corporate power; authority; capitalization; SEC filings; absence of undisclosed liabilities; absence of certain changes or events; tax matters; environmental matters; intellectual property; regulatory matters; compliance with laws; and legal proceedings.

The Merger Agreement contains customary covenants of each of BRLI, the Company and Sub, including, among other things, that (i) BRLI will cooperate with the Company to prepare as promptly as reasonably practicable, a proxy statement relating to the special meeting of BRLI’s shareholders (the “Proxy Statement” and when included with the Registration Statement (defined below) as a prospectus, the “Proxy Statement/Prospectus”), which BRLI will file with the U.S. Securities and Exchange Commission (the “SEC”), (ii) the Company will prepare with BRLI, and the Company will file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), which will include the Proxy Statement/Prospectus, for the offering of the Company Common Stock in the Merger; and (iii) each party will cooperate with each other and use their respective reasonable best efforts to obtain all governmental consents, approvals and authorizations that are necessary to consummate the transactions contemplated by the Merger Agreement. Each party is also required to take all actions necessary to obtain antitrust regulatory approval (including agreeing to divestitures) unless the assets subject to such divestitures generated or were reasonably necessary to service more than 2.5% of consolidated revenues, in their respective most recently completed fiscal years, of the Company, the Company’s subsidiaries, BRLI and BRLI’s subsidiaries.

Prior to the approval of the Merger Agreement by BRLI’s shareholders, its Board of Directors may, upon receipt of a Superior Proposal and in certain other circumstances, change its recommendation that BRLI’s shareholders approve the Merger Agreement, subject to complying with notice and other specified conditions, including giving the Company the opportunity to propose changes to the Merger Agreement in response to such Superior Proposal or other circumstances.

Each of BRLI and the Company have additionally agreed, subject to certain exceptions, to conduct its business in the ordinary course consistent with past practice between the execution of the Merger Agreement and the Effective Time and not to take certain actions during such period.

This summary and the copy of the Merger Agreement attached hereto as Exhibit 2.1 are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. Investors are cautioned that the representations, warranties and covenants included in the Merger Agreement were made by BRLI, the Company and Sub to each other. These representations, warranties and covenants were made as of specific dates and only for purposes of the Merger Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally relevant to investors, and are qualified by information disclosed in the Company’s and BRLI’s public filings as well as in confidential disclosure schedules that the parties exchanged in connection with the execution of the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating risk between BRLI, the Company and Sub rather than to establish matters as facts. The representations and warranties contained in the Merger Agreement are solely for the benefit of the parties to the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of BRLI, the Company or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in BRLI’s or the Company’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that BRLI and the Company publicly file with the SEC.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Bio-Reference Laboratories, Inc. (“Bio-Reference Laboratories”) and OPKO Health, Inc. (“OPKO”). In connection with this proposed business combination, Bio-Reference Laboratories and/or OPKO will file relevant materials with the Securities Exchange Commission (the “SEC”), including an OPKO registration statement on Form S-4 that will include a proxy statement of Bio-Reference Laboratories and constitute a prospectus of OPKO. INVESTORS AND SECURITY HOLDERS OF BIO-REFERENCE LABORATORIES AND OPKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement (if and when available) will be mailed to shareholders of Bio-Reference Laboratories. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Bio-Reference Laboratories and/or OPKO through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bio-Reference Laboratories will be available free of charge on Bio-Reference Laboratories’ website at http://www.bioreference.com or by contacting Bio-Reference Laboratories’ Investor Relations Department by email at tmackay@bioreference.com or by phone at (201) 791-2600. Copies of the documents filed with the SEC by OPKO will be available free of charge on OPKO’s website at www.opko.com or by contacting OPKO’s Investor Relations Department by email at contact@opko.com or by phone at (305) 575-4100.

Participants in Solicitation

Bio-Reference Laboratories, OPKO, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Bio-Reference Laboratories is set forth in its Annual Report on Form 10-K for the year ended October 31, 2014, which was filed with the SEC on January 13, 2015, its Quarterly Report on Form 10-Q for the quarter ended January 31, 2015 which was filed with the SEC on March 9, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 5, 2015, and April 29, 2015. Information about the directors and executive officers of OPKO is set forth in its amended Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and April 30, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 7, 2015, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 which was filed with the SEC on May 11, 2015 and its Current Report on Form 8-K, which was filed with the SEC on March 19, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Bio-Reference Laboratories by OPKO, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding OPKO’s and Bio-Reference Laboratories’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Bio-Reference Laboratories and OPKO, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Bio-Reference Laboratories’ shareholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; risk that the transaction and its announcement could have an adverse effect on Bio-Reference Laboratories’ ability to retain customers and retain and hire key personnel; the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected; new information arising out of clinical trial results; and the risk that the safety and/or efficacy results of existing clinical trials will not support continued clinical development, as well as risks inherent in funding, developing and obtaining regulatory approvals of new, commercially-viable and competitive products and treatments. In addition, forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, patent positions and litigation, among other factors. The forward-looking statements contained in this communication may become outdated over time. OPKO and Bio-Reference Laboratories do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in Bio-Reference Laboratories’ and OPKO’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including Bio-Reference Laboratories’ and OPKO’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Bio-Reference Laboratories and OPKO assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 7.01 Regulation FD Disclosure.

On June 4, 2015, the Company and BRLI issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in Item 7.01 to this Current Report on Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by OPKO under the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit	Description

2.1	Agreement and Plan of Merger by and among the Company, Bamboo Acquisition, Inc. and Bio-Reference Laboratories, Inc. dated as of June 3, 2015.(1)

99.1	Joint Press Release of the Company and Bio-Reference Laboratories, Inc., dated June 4, 2015.

(1)	The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPKO Health, Inc.

Dated: June 4, 2015	By:	/s/ Adam Logal
Name: Adam Logal
Title: Senior Vice President – Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger by and among the Company, Bamboo Acquisition, Inc. and Bio-Reference Laboratories, Inc. dated as of June 3, 2015.(1)

99.1	Joint Press Release of the Company and Bio-Reference Laboratories, Inc., dated June 4, 2015.

(1)	The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules and exhibits to the U.S. Securities and Exchange Commission upon request.

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